Exhibit 99.1

AutoChina International Announces Two Million Share Repurchase Program

SHIJIAZHUANG, China--(BUSINESS WIRE)--AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC - News), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that its Board of Directors has authorized the establishment of a stock repurchase program for the Company to purchase up to 2 million shares of its common stock on the open market at prices below $35 per share. The program will expire on February 2, 2011. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price, and other factors.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, "Our establishment of this stock repurchase plan is a strong demonstration of our belief in the Company’s business fundamentals and provides us with the flexibility to repurchase shares during the next six months. Furthermore, we believe our current share price presents an attractive investment opportunity, and the repurchase program is consistent with our commitment to enhance stockholder value.”

The repurchase program may be modified, suspended, or discontinued at any time.

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. The Company owns and operates 193 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the “commercial vehicle” or “heavy truck” industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Contact:
AutoChina International Limited
Jason Wang, 858-997-0680
Chief Financial Officer
jcwang@autochinaintl.com

or

Investor Relations:
The Equity Group Inc.
Adam Prior, 212-836-9606
Vice President
aprior@equityny.com